82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

04012263

SUPPL

Date: Sun 18 Jan 2004 07:05:45 PM EST

To:
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Heads of Agreement for Maleo Gas Field

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 3

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Santos

www.santos.com

18 January 2004

Heads of Agreement for Maleo gas field

Santos Limited today announced a Heads of Agreement (HoA) for the sale of the entire gas reserves of the Maleo field in East Java, Indonesia. The Maleo field is estimated to contain in between 213 and 315 billion cubic feet of recoverable gas.

Santos, as operator for the Madura Offshore Production Sharing Contract (PSC) participants, said the HoA between the Madura PSC participants and PT Perusahaan Gas Negara (PGN), Indonesia's state-owned gas distributor, is an important step towards agreeing a Gas Sales Agreement (GSA) that will underpin the field's development.

The HoA is an important milestone for Santos' Indonesian operations as it continues to secure long-term customers for its gas. It further develops Santos' solid base in South East Asia and is in line with its overall growth strategy which includes the international diversification of its gas business.

Project sanction is targeted for mid 2004 with production commencing in the second half of 2005 at rates of up to 100 million cubic feet of gas per day for more than five years. Gas prices are in line with market conditions and payment will be in US dollars.

The joint venture is well advanced in its planning for the development of the Maleo field, which will be developed using an innovative development concept utilising a Mobile Offshore Production Unit (MOPU) incorporating a converted jack-up rig. This concept meets the customer's requirement for early first gas and significantly alleviates the East Java gas market shortfall.

The development of the Maleo field will involve drilling three gas wells in 57 metres of water. The MOPU will be connected to the East Java Gas Pipeline by a 7 kilometre subsea pipeline.

The Maleo offshore gas field is expected to be developed in record time for Indonesia, taking approximately three years from discovery to first gas. This is due to the strong support from the Indonesian Government regulator BPMIGAS, the Ministry of Energy and Mineral Resources and the commitment of Santos, its joint venturers and PT Perusahaan Gas Negara.

The finalisation of the development option is subject to approval by the joint venture partners and government authorities and appropriate payment security cover.

newsrelease

The Maleo gas field, which was discovered by the Santos led joint venture in June 2002, is located in shallow waters of the Madura Strait, 140 kilometres east of the city of Surabaya in the East Java region of Indonesia.

Santos farmed into the Madura Offshore PSC following the Oyong gas and oil discovery made in the adjoining Sampang PSC in August 2001.

Participants in the Madura Offshore PSC are:

Santos (Madura Offshore) Pty Ltd	75% (Operator)
Talisman (Madura) Ltd	25%

Santos (Madura Offshore) Pty Ltd is a wholly owned subsidiary of Santos Limited, a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces, Indonesia, the USA and PNG and listed on the Australian, New Zealand and NASDAQ stock exchanges.

Talisman (Madura) Ltd is a wholly owned subsidiary of Talisman Energy Inc. one of the largest independent Canadian oil and gas producers.

PGN is Indonesia's leading natural gas utility, with a significant gas distribution business in East Java. Formally entirely state-owned, PGN recently completed a successful partial privatisation, whereby the government of Indonesia divested 30% of its interest in the company to public shareholders. The public shares in the company are listed on the Jakarta Stock Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)